EXHIBIT 99

Magna Announces Senior Notes Offering

AURORA, Ontario, June 08, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX:  MG; NYSE:  MGA) today announced that it has entered into an underwriting agreement providing for the issuance of U.S.$750 million aggregate principal amount of its senior unsecured notes pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission (the “SEC”) and a short form base shelf prospectus and prospectus supplement filed with the Ontario Securities Commission.

The notes will bear interest at an annual rate of 2.450% and will mature on June 15, 2030.  The offering is expected to close on June 15, 2020, subject to customary closing conditions.

Magna intends to use the net proceeds from the offering for general corporate purposes, which may include capital expenditures and acquisitions.

BofA Securities, Inc., Citigroup Global Markets Inc. and TD Securities (USA) LLC are acting as joint book-running managers for the offering.

The notes are not being qualified for distribution in Canada but will be offered in Canada on a private placement basis.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of these securities may be made only by means of a prospectus supplement and accompanying prospectus.  Copies of the prospectus supplement and the accompanying prospectus can be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov or from:

BofA Securities, Inc. NC1-004-03-43 200 North College Street, 3rd Floor Charlotte, NC 28202 Attention: Prospectus Department Toll Free: +1 (800) 294-1322 dg.prospectus_requests@baml.com	Citigroup Global Markets Inc. c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Toll Free: +1 (800) 831-9146 prospectus@citi.com	TD Securities (USA) LLC 31 West 52nd Street, 2nd Floor New York, NY 10019 Attention: Transaction Management Group Toll Free: +1 (855) 495-9846 USTMG@tdsecurities.com

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (1)

We are a mobility technology company. We have over 159,000 entrepreneurial-minded employees, 347 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

FORWARD-LOOKING STATEMENTS

This release may contain statements which constitute "forward-looking statements" or "forward looking information" (collectively, "forward looking statements") under applicable securities legislation, including, but not limited to, statements relating to: the expected closing of the offering and the intended use of the net proceeds from the offering and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna's regulatory filings. Please refer to the prospectus supplement relating to the offering of senior unsecured notes, as well as Magna's most current Management's Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna's subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

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(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.